VOTING INSTRUCTION FORM

PRIMERO MINING CORP.

MEETING TYPE:	ANNUAL AND SPECIAL MEETING		
MEETING DATE:	WEDNESDAY, MAY 04, 2016 AT 10:30 A.M. EDT		
RECORD DATE:	FOR HOLDERS AS OF MARCH 21, 2016		
PROXY DEPOSIT DATE:	MAY 02, 2016	CUID:	
ACCOUNT NO:		CUSIP:	74164W106

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): ERNEST MAST, WENDY KAUFMAN

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-WADE NESMITH	☐	☐
02-JOSEPH CONWAY	☐	☐
03-DAVID DEMERS	☐	☐
04-GRANT EDEY	☐	☐
05-ERNEST MAST	☐	☐
06-EDUARDO LUNA	☐	☐
07-ROBERT A. QUARTERMAIN	☐	☐
08-MICHAEL RILEY	☐	☐
09-BRAD MARCHANT	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item			VOTING RECOMMENDATIONS
2 *- TO APPOINT KPMG LLP AS AUDITOR OF THE COMPANY FOR THE ENSUING ---->>> YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR ☐	WITHHOLD ☐	2 <<<--- FOR 0010200
3 *- TO AUTHORIZE, AMEND AND RE-APPROVE THE STOCK OPTION PLAN OF THE --->>> COMPANY, AS MORE PARTICULARLY DESCRIBED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	3 <<<--- FOR 0022401
4 *- TO AUTHORIZE, AMEND AND RE-APPROVE THE 2013 PHANTOM SHARE UNIT ---->>> PLAN OF THE COMPANY, AS MORE PARTICULARLY DESCRIBED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	4 <<<--- FOR 0039900
5 *- AN ADVISORY RESOLUTION ACCEPTING THE APPROACH TO EXECUTIVE ------->>> COMPENSATION DISCLOSED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	5 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED* M M D D Y Y

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

5 5 S43265- 1 OF 1 E

PRIMERO MINING CORP.
79 WELLINGTON STREET WEST
SUITE 2100, TD SOUTH TOWER
TORONTO, ON M5K 1B1
CANADA

ANNUAL AND SPECIAL MEETING
PRIMERO MINING CORP.

WHEN:
WEDNESDAY, MAY 04, 2016 AT 10:30 A.M. EDT

WHERE:
OFFICES OF STIKEMAN ELLIOTT LLP
5300 COMMERCE COURT WEST
199 BAY STREET
TORONTO, ONTARIO

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:→ **PROXY DEPOSIT DATE:** MAY 02, 2016

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the issuer.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this voting instruction form at the meeting in order to vote.
7. To attend the meeting and vote your shares in person:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the information/proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
11. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online <u>at least one business day before the proxy deposit date noted above or the proxy deadline specified in the information/proxy circular</u>.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

If you have any questions or require help, please contact the person who services your account.

<u>Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials</u>

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

VOTING INSTRUCTION FORM

PRIMERO MINING CORP.

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: WEDNESDAY, MAY 04, 2016 AT 10:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 21, 2016
PROXY DEPOSIT DATE: MAY 02, 2016 CUID:
ACCOUNT NO: CUSIP: 74164W205

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): ERNEST MAST, WENDY KAUFMAN

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-WADE NESMITH	☐	☐
02-JOSEPH CONWAY	☐	☐
03-DAVID DEMERS	☐	☐
04-GRANT EDEY	☐	☐
05-ERNEST MAST	☐	☐
06-EDUARDO LUNA	☐	☐
07-ROBERT A. QUARTERMAIN	☐	☐
08-MICHAEL RILEY	☐	☐
09-BRAD MARCHANT	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

Item			Voting Recommendations
2 *- TO APPOINT KPMG LLP AS AUDITOR OF THE COMPANY FOR THE ENSUING ---->>> YEAR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION.	FOR ☐	WITHHOLD ☐	2 <<<--- FOR 0010200
3 *- TO AUTHORIZE, AMEND AND RE-APPROVE THE STOCK OPTION PLAN OF THE --->>> COMPANY, AS MORE PARTICULARLY DESCRIBED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	3 <<<--- FOR 0022401
4 *- TO AUTHORIZE, AMEND AND RE-APPROVE THE 2013 PHANTOM SHARE UNIT --->>> PLAN OF THE COMPANY, AS MORE PARTICULARLY DESCRIBED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	4 <<<--- FOR 0039900
5 *- AN ADVISORY RESOLUTION ACCEPTING THE APPROACH TO EXECUTIVE ------->>> COMPENSATION DISCLOSED IN THE COMPANY'S INFORMATION CIRCULAR.	FOR ☐	AGAINST ☐	5 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

Broadridge

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

PRIMERO MINING CORP.
79 WELLINGTON STREET WEST
SUITE 2100, TD SOUTH TOWER
TORONTO, ON M5K 1B1
CANADA

ANNUAL AND SPECIAL MEETING
PRIMERO MINING CORP.

WHEN:
WEDNESDAY, MAY 04, 2016 AT 10:30 A.M. EDT

WHERE:
OFFICES OF STIKEMAN ELLIOTT LLP
5300 COMMERCE COURT WEST
199 BAY STREET
TORONTO, ONTARIO

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

CONTROL NO.:→

PROXY DEPOSIT DATE: MAY 02, 2016

Dear Client:

A meeting is being held for securityholders of the above noted issuer.

1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name.
2. **Votes are being solicited by or on behalf of the management of the issuer.**
3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available.
4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person.
5. When you give us your voting instructions, you acknowledge that:
   - You are the beneficial owner or are authorized to provide these voting instructions; and
   - You have read the material and the voting instructions on this form.
6. You may not present this voting instruction form at the meeting in order to vote.
7. To attend the meeting and vote your shares in person:
   - Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or
   - Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site.

   You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the information/proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account.
8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct.
10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee.
11. **To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online at least one business day before the proxy deposit date noted above or the proxy deadline specified in the information/proxy circular.** Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation.

If you have any questions or require help, please contact the person who services your account.

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes.

PLEASE SEE OVER